Certification of President and Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip S. Orsino, President and Chief Executive Officer of Masonite International Corporation, (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

     1. The Annual Report on Form 40-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 14, 2004

/s/ Philip S. Orsino

Philip S. Orsino,
President and Chief Executive
Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Certification of Vice President and Chief Financial Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Robert V. Tubbesing, Vice President and Chief Financial Officer of Masonite International Corporation, (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

     1. The Annual Report on Form 40-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 14, 2004

/s/ Robert V. Tubbesing

Robert V. Tubbesing
Vice President and Chief
Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.